VIA EDGAR

March 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Pattan

Re: ZOOZ Power Ltd.

Registration Statement on Form F-4

Filed February 23, 2024

File No. 333-277295

Dear Mr. Pattan,

ZOOZ Power Ltd. (the “Company,” “ZOOZ,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 4, 2024, regarding our Registration Statement on Form F-4 (the “Registration Statement”), filed with the Commission on February 23, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments to the Registration Statement have been made in the Company’s Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Condensed Combined Pro Forma Financial Information Note 2. Accounting Policies, page 59

1.	We note from your response to prior comment 1 that due to the elimination of the interdependency of the revenue targets between earnout periods, which previously precluded the earnout from meeting the conditions to be considered indexed to a Company’s own stock, the earnout is now classified within equity. Please provide your comprehensive accounting analysis with reference to the authoritative accounting literature of how you determined that the instrument is indexed to your own stock, including how you considered the guidance in ASC 815-40-15-7F.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has provided its accounting analysis below.

The Company concluded that the settlement provisions in the earnout arrangement are met, and therefore determined that the instrument is indexed to the combined company’s own stock and, consequently, according to the guidance in ASC 815-40-15-7F, is classified as equity. The accounting analysis is set forth below:

First, the Company analyzed whether the earnout shares are in the scope of ASC 718. If the issuance of shares is contingent on goods or services being provided by the recipient, ASC 718 applies.

The Earn-Out shares are issued in connection and as part of the consideration to the holders of ZOOZ’s stockholders as part of the Business Combination. The Earn-Out shares are not conditioned of future employment nor on goods or services being provided by the recipient but are only conditioned on the trading price of the shares of common stock achieving a specified target price or Company’s gross revenues (the issuer’s own operations).

Accordingly, the Company concluded that the Earn-Out shares are outside the scope of ASC 718. If the Earn-Out shares are not within the scope of ASC 718, earn-out arrangements that represent equity-linked instruments are classified as either liabilities or equity instruments on the basis of ASC 815-40 and should be analyzed under the equity-linked instrument accounting models. ASC 815-10-15-74 states in part that:

“Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a)	Contracts issued or held by that reporting entity that are both:

1.	Indexed to its own stock

2.	Classified in stockholders’ equity in its statement of financial position.”

The Company analyzed whether the earnout shares are considered “indexed to its own stock” in accordance with the provisions of ASC 815-40-15-7 which state in part that:

“An entity shall evaluate whether an equity-linked financial instrument (or embedded feature), as discussed in paragraphs 815-40-15-5 through 15-8 is considered indexed to its own stock within the meaning of this Subtopic and paragraph 815-10-15-74(a) using the following two-step approach:

a)	Evaluate the instrument’s contingent exercise provisions, if any.

b)	Evaluate the instrument’s settlement provisions.”

Therefore, the Company evaluated the indexation requirements by using a two-step process:

●	Step 1 – The exercise or settlement of the contract (“contingent exercise provisions”).
●	Step 2 – The monetary value of the settlement amount (i.e., factors that affect the settlement amount, or “settlement provisions”).

For an exercise contingency to not prevent a contract from being indexed to the combined company’s stock, it must meet the guidance in ASC 815-40-15-7A, which states, in part:

“An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a.	An observable market, other than the market for the issuer’s stock (if applicable)

b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).”

According to ASC 815-40-17-7A, exercise contingencies do not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on (1) an observable market, other than the market for the issuer’s stock; or (2) An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. In the Company’s circumstances, the contingency relates to whether of the Company’s share price exceeds a targeted price or targeted gross revenues (the issuer’s own operations). Accordingly, under step 1, the Company concluded that the Earn-out arrangement is not precluded from being considered indexed to an entity’s own stock pursuant to ASC 815-30-15-7.

The Company secondarily analyzed the settlement provisions of ASC 815-40-15-7C, which states in part that:

“Unless paragraph 815-40-15-7A precludes it, an instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity’s own stock.”

In addition, ASC 815-40-15-7E states that “a fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument

b.	Term of the instrument

c.	Expected dividends or other dilutive activities

d.	Stock borrow cost

e.	Interest rates

f.	Stock price volatility

g.	The entity’s credit spread

h.	The ability to maintain a standard hedge position in the underlying shares.

Determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) shall be commercially reasonable.”

Finally, ASC 815-40-15-7F states that “an instrument (or embedded feature) shall not be considered indexed to the entity’s own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares. An instrument (or embedded feature) shall not be considered indexed to the entity’s own stock if either:

a.	The instrument’s settlement calculation incorporates variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares.

b.	The instrument contains a feature (such as a leverage factor) that increases exposure to the additional variables listed in the preceding paragraph in a manner that is inconsistent with a fixed-for-fixed forward or option on equity shares.”

ASC 815-40-15-7C provides guidance on how to evaluate an instrument’s settlement provisions to determine whether the instrument is indexed to the reporting entity’s own stock. This guidance is often referred to as the “fixed for fixed” rule. The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed allowed by ASC 815-40-15-7E), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment. ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares (and the step one analysis does not preclude such a conclusion).

In the Company’s circumstances, the Earn-Out arrangement provides for multiple settlement alternatives. The contract could result in the issuance of a number of shares ranging from zero to 4,000,000 based on whether stock exceeds targeted prices. However, although the contract may result in different number of shares issued, the stock price, which is an input into a “fixed-for-fixed” valuation model, determines the number of shares to be issued.

In addition, following the First Amendment to the Business Combination Agreement, dated February 9, 2024, each gross revenues target earnout provision is commencing with the first full fiscal quarter following the previous Earnout Milestone Achievement Date, therefore the settlements for each separate, independent earnout are considered fixed-for-fixed since the exercise price is fixed and the number of shares is fixed (i.e., the settlement amounts are equal to the price of a fixed number of equity shares).

In conclusion of the above, the conditions set in ASC 815-40-15-7F does not preclude the earnout shares to be considered indexed to the entity’s own stock since the fixed-for-fixed requirement are met and there is no feature that increases exposure to the additional variables listed above.

Accordingly, the Company concluded that the settlement provisions in the earnout arrangement under step 2 (of the 2-step approach in accordance with the provisions of ASC 815-40-15-7) are met, and therefore determined that the instrument is indexed to the combined company’s own stock and is, consequently, classified as equity.

Audited Financial Statements Notes to the Financial Statements Note 9 - Commitments and Contingencies, page F-33

2.	We note your response to prior comment 4. As previously requested, please reconcile the total amount of grants and the total contingent obligation for royalties in your response to the disclosures in your filing. That is, your disclosure on page F-33 indicates that total contingent obligation for royalties as of December 31, 2022 amounts to approximately $1.3 million, but the total amount of grants received from 2020 through 2022 is $900 thousand per your response to prior comment 4. Your disclosure on page F-34 indicates that the total aggregate amount of grants received from the IIA and BIRD foundation until December 31, 2021 amounted to $0.9 million, but the total amount of grants received from the IIA and BIRD foundation from 2020 through 2021 is $616 thousand per your response to prior comment 4. In addition, your disclosure on page F-11 indicates the total amount of grants received during the six months ended June 30, 2023 was $600 thousand and you recorded a receivable of $270 thousand, so please explain why the amounts deducted from research and development expenses was only $70 thousand during the six months ended June 30, 2023.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages F-11, F-33 and F-34 of the Amended Registration Statement, as follows:

During the years ended December 31, 2020, 2021 and 2022 and the six-months ended June 30, 2023, the Company received grants from the BIRD Foundation and various governmental institutes (the IIA, the Ministry of Economy and the Ministry of Energy), as well as from NYPA (this NYPA grant was only received by the Company in the six-month period ended June 30, 2023).

With respect to the Staff’s comment regarding the Company’s total contingent obligation for royalties as of December 31, 2022 and the total amount of grants received from 2020 through 2022, the Company notes that for the three-year period ended December 31, 2022, the Company recorded accumulated grants of $1.2 million from the BIRD Foundation, the IIA, the Ministry of Economy and the Ministry of Energy. The Company respectfully notes that this aggregate amount of $1.2 million included $0.9 million of grants received in cash until the end of 2022 and a grant from the IIA in the amount of $0.3 million, which was received in early January 2023 and recorded by the Company in 2022, since the work, for which the grant was to be received, was performed by the Company in 2022, as detailed in the table below. With the addition of accumulated interest of $0.06 million, the aggregate amount of contingent obligation is $1.26 million (rounded to $1.3 million in the Company’s financial statements for the year ended December 31, 2022).

The following table provides the details of the grants totaling to $1.2 million:

The Company updated the disclosure on pages F-33 and F-34 of the Amended Registration Statement to clarify the amounts received and recognized as “Other Receivables” in the periods indicated.

With respect to the Staff’s comment regarding the total aggregate amount of grants received until December 31, 2021, the Company respectfully notes that the total amount of grants received from the IIA and BIRD Foundation from 2020 through 2021 is $0.616 million. The Company notes that it should be added to this amount the grants received from the Ministry of Economy ($0.05 million) and from the Ministry of Energy is $0.171 million. Together, the total amount of grants received by the Company until December 31, 2021, amounts to $0.837 million (rounded up to $0.9 million in the financial statements). The Company has clarified the disclosure in this respect on page F-34 of the Amended Registration Statement.

The following table provides the details of the grants totaling to $0.837 million:

With respect to the Staff’s comment regarding the total amount of grants received in Cash during the six months ended June 30, 2023, amounting to $0.63 million (rounded down to $0.6 million in the financial statements) which is different than the amounts deducted from research and development expenses, which were only $0.07 million during the six months ended June 30, 2023, the Company respectfully notes that:

●	An amount of $0.27million (rounded up in the financial statements to $0.3 million), was received in cash in early January 2023, but was already recorded as “grants receivable” from IIA and was recorded as a reduction of research and development expenses during the year ended December 31, 2022 (since the work, for which the grant was to be received, was performed by the Company in 2022).

●	An amount of $0.26 million, received from NYPA was recognized as a liability (and was not recorded as reduction of research and development expenses) as of June 30, 2023, as the underlying conditions of the grant had not yet been satisfied. (this grant was received as downpayment for work which did not start by June 30, 2023).

●	The Company recorded a $70,000 reduction of research and development expense during the six months ended June 30, 2023, following receiving of the following amounts:

○	An amount of $0.02 million was received from the Bird Foundation.

○	An amount of $0.05 million, which was received from the IIA.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have any further comments, please feel free to contact Nahal A. Nellis, Esq. at nnellis@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Boaz Weizer
Boaz Weizer, Chief Executive Officer
ZOOZ Power Ltd.

cc:	Nahal Nellis, Esq.
Ellenoff Grossman & Schole LLP